December 27, 2024

Robbert Rietbroek
Chief Executive Officer
Primo Brands Corp
1150 Assembly Drive, Suite 800
Tampa, FL 33607

       Re: Primo Brands Corp
           Draft Registration Statement on Form S-1
           Submitted December 2, 2024
           CIK No. 0002042694
Dear Robbert Rietbroek:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed December 2, 2024
Industry and Market Data, page ii

1. We note disclosure that industry and other data was prepared by the Company, or on its behalf. Please revise to clarify whether you commissioned any of the third-party data presented in your registration statement. To the extent that you commissioned any such data, file consents of such third parties pursuant to Rule 436 of the Securities
       Act as exhibits to your registration statement. We further note
disclosure that,    The
       accuracy and completeness of the market and economic data presented throughout this prospectus are not guaranteed and we do not make any representation as to the
       accuracy of such data.    As this statement may imply an inappropriate
disclaimer of
       responsibility with respect to the third-party information, please either delete this statement or specifically state that you are liable for such information.
 December 27, 2024
Page 2

Prospectus Summary, page 1

2. Please revise to include a description of the offering. Without limitation, your disclosure should identify the selling stockholders and quantify the number of resale shares, including the percentage of your outstanding Class A shares these represent.
Risk Factors, page 5

3. Please add separate risk factor disclosure to more fully discuss the constraints on your business operations resulting from the (i) restrictive covenants
requiring arms   -length
       relations between your subsidiaries referenced on page 34 and (ii) rights of the ORCP
       Stockholders outlined on pages 137-38. Include an assessment of the material related risks to you and investors.
We may issue additional shares of Class A common stock through future offerings...., page
20

4. Please remove or revise the final sentence of this risk factor, which appears to relate to the past closing of the Transaction.
Our ability to use certain tax attributes may become subject to limitation, page 28

5. We note disclosure indicating that the Section 382 limitation applies if you experience the ownership change described. Please revise to clarify whether the Transaction and/or this offering has resulted or is expected to result in such an ownership change.
       Revise prospective or hypothetical disclosure as appropriate to reflect actual or expected outcomes, including quantification to the extent possible.
Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum...., page 28

6. Please revise for consistency with disclosure on page 142, which indicates your exclusive forum provision will not apply to suits brought to enforce the Exchange Act.
Risks Related to Our Indebtedness, page 30

7. Please revise hypothetical disclosure here and in the summary (e.g., "[W]e may not be able to generate sufficient cash flows from operations") for consistency with disclosure on page 73 that "[W]e do not expect to generate sufficient cash from operations to repay at maturity the entirety of the then-outstanding balances of our indebtedness." Discuss the material risks related to your anticipated lack of cash to repay indebtedness. In addition, please discuss in your MD&A or another appropriate location whether and how material terms governing BlueTriton's and Primo Water's respective debt have been or will be adjusted as a result of the Transaction.
Our credit ratings will be subject to ongoing evaluation, page 31

8. Please update to disclose the status and outcome of your credit rating applications.
 December 27, 2024
Page 3
Use of Proceeds, page 37

9. Please revise to quantify the amount of proceeds you will receive upon the exercise of options, including assumptions as needed.
Dividend Policy, page 39

10. We note disclosure that you expect to make quarterly cash dividends. Please revise this section to more fully discuss the dividend restrictions or limitations in debt agreements referenced on pages 32 and 34. In addition, please revise your risk factor disclosure as appropriate for consistency with your stated dividend policy. For instance, we note disclosure on page 22 that indicates the only way for stockholders to realize any return on investment is through selling shares.
Anticipated Accounting Treatment, page 41

11. We note your disclosure that you have determined that BlueTriton is the accounting acquirer in the business combination transaction. We also note that Primo Brands issued common shares and other equity instruments to Primo Shareowners
and
       associates such that, upon Closing, former BlueTriton shareholders owned 57% of the
       Fully Diluted Shares and former Primo Shareowners and associates owned 43% of the
       Fully Diluted Shares. Please revise to provide additional considerations used in the determination of the accounting acquirer. In this regard we note that management of the new company including the CEO and CFO are from legacy Primo, and the estimated fair value of the transaction was based on the market price of the Primo
       shares.
Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page
45

12. Please refer to transaction adjustment 5(g). We note your disclosure that Primo
       Water   s incremental advisory, legal, accounting, and other
professional fees not
       included in the Transaction Accounting Adjustments are estimated at $68.0 million.
       Please explain to us how Primo Water's transaction costs were accounted for in the pro forma financial statements and why they do not appear to be included in the
       Transaction Accounting Adjustments.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
BlueTriton
Results of Operations, page 57

13. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. We note your disclosures that the changes in net sales, cost of sales, segment net sales, and segment operating income were due to various factors.
       To the extent possible, quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components and potential variability of your gross profit and income from operations.
 December 27, 2024
Page 4

Business, page 109

14. Please revise this section to more fully discuss your business and operations, including whether and how you expect these to be integrated or otherwise affected by the Transaction. Without limitation, address the following items:
          Disclose material terms of your arrangements with suppliers, producers, distributors, and customers.
          More fully discuss your sources of water supply, referred to on page 10 as
          "company-owned, leased, or purchased natural springs at over 90 uniquely located sites." Include information on owned versus leased sources, and identify any material dependency on single-sources and/or geographic concentration of supply.
          Clarify the geographic locations of your operations and markets, identifying their relative importance. In this regard, we note references to the United States,
          Canada, United Kingdom, and Israel.
          Discuss the plans to expand your digital platform and e-commerce methods referenced on page 12, including your expected timetable and obstacles
          to overcome. Further clarify the extent to which e-commence has affected or is expected to affect relationships with retail customers, as referenced on page 14.
15. We note your reference to "billion-dollar brands." Please revise to clarify the meaning and disclose the basis for this claim, including quantitative criteria. Legal Proceedings, page 115

16. Disclosure here indicates you are not currently a party to any legal proceedings that
      "would have a material adverse effect on our business, financial condition, and results of operations," while disclosure on page 25 indicates you have inherited various litigation claims and legal proceedings "which may be material to our business if they are decided against us." Please revise to reconcile this apparent inconsistency. Discuss material legal proceedings to which you are subject, identifying the claims and underlying basis, and quantify related provisions.
Management, page 116

17. We note disclosure regarding the composition of your board. Please revise to clarify whether the Stockholders Agreement requirements apply only to your initial board following the Transaction (as page 120 appears to indicate), or will apply to future boards (as page 116 appears to indicate). Additionally identify, by footnote or otherwise, each director as an ORCP Designee or Unaffiliated Director. December 27, 2024
Page 5
Primo Brands Audited Financial Statements
Notes to the Audited Financial Statements
Note 4. Subsequent Events, page F-8

18. We note your disclosure on page F-9 of unaudited pro forma results which include net sales and net income(loss) amounts as if the business combination had occurred on
       January 1, 2023. We also note that the periods presented are for the three and nine months ended September 30, 2024 and September 30, 2023. Please tell us how your disclosure complies with the guidance in ASC 805-10-50-2(h)(3) and
Article 11-02 of
       Regulation S-X. Please advise or revise accordingly.
Triton Water Parent, Inc.
Notes to Consolidated Financial Statements
Note 18 - Segments, page F-43

19. We note your disclosure on page F-22 that one customer made up approximately 25%
       of net sales in each of the two years ended December 31, 2023 and approximately
       30% of net sales for the period February 3, 2021 to December 31, 2021. Please revise to disclose the identity of the segment(s) reporting the revenues from such customers pursuant to ASC 280-10-50-42.
General

20. We note that you are registering 206,040 shares of Class A common stock that are issuable upon the exercise of options held by former Primo Water employees to purchase (i) up to 86,130 shares pursuant to the Legacy Primo Water Corporation
       Equity Incentive Plan and (ii) up to 119,910 shares pursuant to the Legacy Primo
       Water Corporation 2018 Equity Incentive Plan, referred to as "Option Shares." We further note that you filed a Form S-8 on November 8, 2024, to register options and underlying shares, including pursuant to these plans. Please tell us why you are seeking to register the Option Shares on this registration statement rather than on
       Form S-8, or revise accordingly.
21. We note that the ORCP or Sponsor Stockholders own 49% of your Class A shares and
       100% of your Class B shares, representing 57.7% of your voting power, and have certain consent and other rights. Please disclose whether you are currently, or following the Beneficial Ownership Sunset Time will be, considered to be a controlled company and, if so, (i) whether you intend to take advantage of the controlled company exemptions under the NYSE rules and (ii) whether and when you will cease to be a controlled company as a result of resales pursuant to the registration statement. Include related risk factor disclosure as appropriate.
22. Please update information throughout to speak as of the date of your registration statement. For instance, and without limitation, we note disclosure provided as of
       September 30, 2024, regarding compliance with restrictive covenants
(within
       MD&A) and with respect to human capital, beneficial ownership, and related party transactions.
 December 27, 2024
Page 6
23. We note your disclosure in the Plan of Distribution section that the selling stockholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing